UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

VistaGen Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

92840H202

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92840H202	Page 2 of 14

1.	Name of reporting persons Venrock Healthcare Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,047,286[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,047,286[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,047,286[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.0%[3]
12.	Type of Reporting Person (See Instructions) PN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 4,201,183 shares of common stock held by Venrock Healthcare Capital Partners II, L.P., (ii) 1,702,606 shares of common stock held by VHCP Co-Investment Holdings II, LLC and (iii) 10,143,497 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P.

3	This percentage is calculated based upon 199,702,333 shares of the Issuer’s common stock outstanding as of November 9, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 92840H202	Page 3 of 14

1.	Name of reporting persons VHCP Co-Investment Holdings II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,047,286[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,047,286[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,047,286[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.0%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 4,201,183 shares of common stock held by Venrock Healthcare Capital Partners II, L.P., (ii) 1,702,606 shares of common stock held by VHCP Co-Investment Holdings II, LLC and (iii) 10,143,497 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P.

3	This percentage is calculated based upon 199,702,333 shares of the Issuer’s common stock outstanding as of November 9, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 92840H202	Page 4 of 14

1.	Name of reporting persons Venrock Healthcare Capital Partners EG, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,047,286[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,047,286[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,047,286[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.0%[3]
12.	Type of Reporting Person (See Instructions) PN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 4,201,183 shares of common stock held by Venrock Healthcare Capital Partners II, L.P., (ii) 1,702,606 shares of common stock held by VHCP Co-Investment Holdings II, LLC and (iii) 10,143,497 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P.

3	This percentage is calculated based upon 199,702,333 shares of the Issuer’s common stock outstanding as of November 9, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 92840H202	Page 5 of 14

1.	Name of reporting persons VHCP Management II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,047,286[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,047,286[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,047,286[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.0%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 4,201,183 shares of common stock held by Venrock Healthcare Capital Partners II, L.P., (ii) 1,702,606 shares of common stock held by VHCP Co-Investment Holdings II, LLC and (iii) 10,143,497 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P.

3	This percentage is calculated based upon 199,702,333 shares of the Issuer’s common stock outstanding as of November 9, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 92840H202	Page 6 of 14

1.	Name of reporting persons VHCP Management EG, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,047,286[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,047,286[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,047,286[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.0%[3]
12.	Type of Reporting Person (See Instructions) OO

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 4,201,183 shares of common stock held by Venrock Healthcare Capital Partners II, L.P., (ii) 1,702,606 shares of common stock held by VHCP Co-Investment Holdings II, LLC and (iii) 10,143,497 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P.

3	This percentage is calculated based upon 199,702,333 shares of the Issuer’s common stock outstanding as of November 9, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 92840H202	Page 7 of 14

1.	Name of Reporting Persons Shah, Nimish
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,047,286[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,047,286[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,047,286[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.0%[3]
12.	Type of Reporting Person (See Instructions) IN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 4,201,183 shares of common stock held by Venrock Healthcare Capital Partners II, L.P., (ii) 1,702,606 shares of common stock held by VHCP Co-Investment Holdings II, LLC and (iii) 10,143,497 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P.

3	This percentage is calculated based upon 199,702,333 shares of the Issuer’s common stock outstanding as of November 9, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 92840H202	Page 8 of 14

1.	Name of Reporting Persons Koh, Bong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒[1] (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 16,047,286[2]
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 16,047,286[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,047,286[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.0%[3]
12.	Type of Reporting Person (See Instructions) IN

1	Venrock Healthcare Capital Partners II, L.P., VHCP Co-Investment Holdings II, LLC, Venrock Healthcare Capital Partners EG, L.P., VHCP Management II, LLC, VHCP Management EG, LLC, Nimish Shah and Bong Koh are members of a group for the purposes of this Schedule 13G/A.

2	Consists of (i) 4,201,183 shares of common stock held by Venrock Healthcare Capital Partners II, L.P., (ii) 1,702,606 shares of common stock held by VHCP Co-Investment Holdings II, LLC and (iii) 10,143,497 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P.

3	This percentage is calculated based upon 199,702,333 shares of the Issuer’s common stock outstanding as of November 9, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

CUSIP No. 92840H202	Page 9 of 14

Introductory Note: This Schedule 13G/A is filed on behalf of Venrock Healthcare Capital Partners II, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP II LP”), VHCP Co-Investment Holdings II, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Co-Investment II”), Venrock Healthcare Capital Partners EG, L.P., a limited partnership organized under the laws of the State of Delaware (“VHCP EG”), VHCP Management II, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management II”), VHCP Management EG, LLC, a limited liability company organized under the laws of the State of Delaware (“VHCP Management EG” and collectively with VHCP II LP, VHCP Co-Investment II, VHCP EG and VHCP Management II, the “Venrock Entities”), Nimish Shah (“Shah”) and Bong Koh (“Koh”) in respect of Common Stock of VistaGen Therapeutics, Inc.

Item 1.

(a)	Name of Issuer

VistaGen Therapeutics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

343 Allerton Avenue

South San Francisco, CA 94090

Item 2.

(a)	Name of Person Filing

Venrock Healthcare Capital Partners II, L.P.

VHCP Co-Investment Holdings II, LLC

Venrock Healthcare Capital Partners EG, L.P.

VHCP Management II, LLC

VHCP Management EG, LLC

Nimish Shah

Bong Koh

(b)	Address of Principal Business Office or, if none, Residence

New York Office:	Palo Alto Office:

7 Bryant Park	3340 Hillview Avenue
23rd Floor	Palo Alto, CA 94304
New York, NY 10018

(c)	Citizenship

All of the Venrock Entities were organized in Delaware. The individuals are both United States citizens.

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number

92840H202

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

CUSIP No. 92840H202	Page 10 of 14

Item 4.	Ownership

(a)	Amount Beneficially Owned as of December 31, 2021:

Venrock Healthcare Capital Partners II, L.P.	16,047,286	(1)
VHCP Co-Investment Holdings II, LLC	16,047,286	(1)
Venrock Healthcare Capital Partners EG, L.P.	16,047,286	(1)
VHCP Management II, LLC	16,047,286	(1)
VHCP Management EG, LLC	16,047,286	(1)
Nimish Shah	16,047,286	(1)
Bong Koh	16,047,286	(1)

(b)	Percent of Class as of December 31, 2021:

Venrock Healthcare Capital Partners II, L.P.	8.0%	(2)
VHCP Co-Investment Holdings II, LLC	8.0%	(2)
Venrock Healthcare Capital Partners EG, L.P.	8.0%	(2)
VHCP Management II, LLC	8.0%	(2)
VHCP Management EG, LLC	8.0%	(2)
Nimish Shah	8.0%	(2)
Bong Koh	8.0%	(2)

(c)	Number of shares as to which the person has, as of December 31, 2021:

(i)	Sole power to vote or to direct the vote

Venrock Healthcare Capital Partners II, L.P.	0
VHCP Co-Investment Holdings II, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management II, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

CUSIP No. 92840H202	Page 11 of 14

(ii)	Shared power to vote or to direct the vote

Venrock Healthcare Capital Partners II, L.P.	16,047,286	(1)
VHCP Co-Investment Holdings II, LLC	16,047,286	(1)
Venrock Healthcare Capital Partners EG, L.P.	16,047,286	(1)
VHCP Management II, LLC	16,047,286	(1)
VHCP Management EG, LLC	16,047,286	(1)
Nimish Shah	16,047,286	(1)
Bong Koh	16,047,286	(1)

(iii)	Sole power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners II, L.P.	0
VHCP Co-Investment Holdings II, LLC	0
Venrock Healthcare Capital Partners EG, L.P.	0
VHCP Management II, LLC	0
VHCP Management EG, LLC	0
Nimish Shah	0
Bong Koh	0

(iv)	Shared power to dispose or to direct the disposition of

Venrock Healthcare Capital Partners II, L.P.	16,047,286	(1)
VHCP Co-Investment Holdings II, LLC	16,047,286	(1)
Venrock Healthcare Capital Partners EG, L.P.	16,047,286	(1)
VHCP Management II, LLC	16,047,286	(1)
VHCP Management EG, LLC	16,047,286	(1)
Nimish Shah	16,047,286	(1)
Bong Koh	16,047,286	(1)

(1)	Consists of (i) 4,201,183 shares of common stock held by Venrock Healthcare Capital Partners II, L.P., (ii) 1,702,606 shares of common stock held by VHCP Co-Investment Holdings II, LLC and (iii) 10,143,497 shares of common stock held by Venrock Healthcare Capital Partners EG, L.P. VHCP Management II, LLC is the general partner of Venrock Healthcare Capital Partners II, L.P. and the manager of VHCP Co-Investment Holdings II, LLC. VHCP Management EG, LLC is the general partner of Venrock Healthcare Capital Partners EG, L.P. Messrs. Shah and Koh are the voting members of VHCP Management II, LLC and VHCP Management EG, LLC.

(2)	This percentage is calculated based upon 199,702,333 shares of the Issuer’s common stock outstanding as of November 9, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2021.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

CUSIP No. 92840H202	Page 12 of 14

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 92840H202	Page 13 of 14

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Venrock Healthcare Capital Partners II, L.P.			VHCP Management II, LLC

By:	VHCP Management II, LLC
Its:	General Partner

By:	/s/ David L. Stepp		By:	/s/ David L. Stepp
	Name:	David L. Stepp		Name:	David L. Stepp
	Its:	Authorized Signatory		Its:	Authorized Signatory

VHCP Co-Investment Holdings II, LLC			VHCP Management EG, LLC

By:	VHCP Management II, LLC
Its:	Manager

By:	/s/ David L. Stepp		By:	/s/ David L. Stepp
	Name:	David L. Stepp		Name:	David L. Stepp
	Its:	Authorized Signatory		Its:	Authorized Signatory

Venrock Healthcare Capital Partners EG, L.P.			Bong Koh

By: VHCP Management EG, LLC			/s/ David L. Stepp
Its: General Partner			David L. Stepp, Attorney-in-fact

/s/ David L. Stepp
Name:	David L. Stepp
Its:	Authorized Signatory

Nimish Shah

/s/ David L. Stepp
David L. Stepp, Attorney-in-fact

CUSIP No. 92840H202	Page 14 of 14

EXHIBITS

A:	Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13G filed February 16, 2021)

B:	Power of Attorney for Nimish Shah (incorporated by reference to Exhibit B to Schedule 13G filed February 16, 2021)

C:	Power of Attorney for Bong Koh (incorporated by reference to Exhibit C to Schedule 13G filed February 16, 2021)